SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                           For the month of: May 2005
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                               Given Imaging Ltd.
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               (Exact name of registrant as specified in charter)



                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
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                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X             Form 40-F
                              ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                     No  X
                           ---                    ---

                                EXPLANATORY NOTE

     On May 19, 2005, Given Imaging Ltd. held a conference call entitled "May 19 Financial Community Update." A copy of the transcript from this conference call is attached to this Form 6-K as Exhibit 99.1.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       GIVEN IMAGING LTD.


Date:    May 31, 2005                   By:   /s/ Zvi Ben David
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                                          Name:   Zvi Ben David
                                          Title:  Vice President and
                                                  Chief Financial Officer

                                  EXHIBIT INDEX


The following exhibit is filed as part of this Form 6-K:


Exhibit        Description
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99.1 Transcript of conference call held on May 19, 2005, entitled "May 19 Financial Community Update."